FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

PUBLICLY HELD COMPANY WITH AUTHORISED CAPITAL

CNPJ/MF nº 47.508.411/0001‐56

NIRE 35.300.089.901

EXTRACT FROM MINUTES OF THE BOARD OF DIRECTORS MEETING

HELD ON THE 12TH OF DECEMBER 2012

1.            DATE, TIME AND PLACE: On the 12th of December, 2012, at 11:00 a.m., at the registered offices of Companhia Brasileira de Distribuição (the “Company”), at Avenida Brigadeiro Luís Antônio, No. 3.142, city and state of São Paulo.

2.            CONDUCTION OF THE MEETING: Chairman: Abilio dos Santos Diniz; Secretary: Julian Fonseca Peña Chediak.

3.            CALL TO ORDER AND ATTENDANCE: The meeting was duly called pursuant to article 15 of the Company’s Charter. All Board members were present.

4.            AGENDA: Consider, for subsequent recommendation to the Company’s General Meeting, a corporate reorganization involving the Company and some of its subsidiaries.

5.            RESOLUTIONS: As the meeting was commenced, the Board members discussed the issues comprised in the agenda and approved the following resolutions:

5.1.        Approve the corporate restructuring of Grupo Pão de Açúcar (“GPA Corporate Restructuring”), comprising the Company, Sendas Distribuidora S.A. (“Sendas”), Barcelona Comércio Varejista e Atacadista S.A. (“Barcelona”), Sé Supermercados Ltda. (“Sé”) and Novasoc Comercial Ltda. (“Novasoc”), in accordance with the following documents and premises:

(i)                  Protocol and Justification Instrument (Instrumento Particular de Protocolo e Justificação) for the Partial and Selective Spin-out of Sendas Distribuidora S.A., followed by the Merger of the Spin-out Assets with the Company, executed on 26/11/2012 (Schedule I);

1

(ii)                Protocol and Justification Instrument for the Partial Spin-out of Barcelona Comércio Varejista e Atacadista S.A., followed by the Merger of the Spin-out Assets with Sendas Distribuidora S.A., executed on 27/11/2012 (Schedule II);

(iii)               The exchange of equity holdings to be executed between the Company and Novasoc, through which the Company will transfer to Novasoc 4,524,544 preference shares issued by Barcelona, and will receive, as consideration, 99,680,669 quotas issued by Sé; and

(iv)              Protocol and Justification Instrument for the Partial Spin-out of Sé Supermercados Ltda., followed by the Merger of the Spin-out Assets with the Company, executed on 28/11/2012 (Schedule III).

5.2.        Approve that the Chairman of the Board of Directors take all measures, along with the Company’s management, to call a general shareholders meeting of the Company to take place on the 28th of December, 2012, which agenda shall be to resolve, following the recommendation by this Board, on the GPA Corporate Restructuring, in accordance with the aforesaid.

6.            APPROVAL AND SUBMISSION OF MINUTES: Having nothing to discuss further, the proceedings were adjourned and these minutes were prepared. Once the proceedings were resumed, these minutes were read and approved, all the attending Board members having signed them. São Paulo, 12th of December, 2012. Signatures: Chairman – Abilio dos Santos Diniz; Secretary – Julian Fonseca Peña Chediak. Abilio dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Jean‐Charles Henri Naouri, Antoine Marie Remi Lazars Giscard d’Estaing, Jean Louis Bourgier, Eleazar de Carvalho Filho, Roberto Oliveira de Lima, Luiz Augusto de Castro Neves, Pedro Henrique Chermont de Miranda, Guilherme Affonso Ferreira, Cândido Botelho Bracher, Fábio Schvartsman, Arnaud Strasser and Ulisses Kameyama. I certify, for due purposes, that this is an extract from the minutes registered with the relevant book, in accordance with section 130, paragraph 3 of Law No. 6.404/76 as amended.

Julian Fonseca Peña Chediak

Secretary

2

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 13, 2012	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Executive Officer
By: /s/ Vitor Fagá de Almeida Name: Vitor Fagá de Almeida Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.